November 14, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:                     Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Kristin Lochhead, Staff Accountant

Re:	AXT, Inc. Form 10‑K for the Fiscal Year Ended December 31, 2012 Filed March 15, 2013 File No. 000‑24085

Ladies and Gentlemen:

AXT, Inc. (the “Company”) is submitting this letter in response to the letter dated November 4, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  For your convenience, we have repeated the Staff’s comments 1 through 3 below in bold and italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.  Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Form 10‑K for the Fiscal Year Ended December 31, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

AXT - Response to SEC Comment Letter

Securities and Exchange Commission
November 14, 2013

Accounts Receivable and Allowance for Doubtful Accounts, page 29

1.	Please revise future filings to disclose why you only evaluate receivables in excess of 120 days for foreign customers whereas you evaluate receivables in excess of 90 days for U.S. customers. Please tell us your payment terms for both U.S. and foreign customers. Please also tell us why an allowance for doubtful accounts was not required for 2011 or 2012.

The Company supplementally advises the Staff that it will include disclosure in its future filings that the reason for the difference in the evaluation of receivables between foreign and U.S. customers is that U.S. customers have historically made payments in a shorter period of time than foreign customers.  Foreign business practices generally require the Company to allow customer payment terms that are longer than those accepted in the United States.  Additionally, the Company will clarify that it analyzes all accounts receivable outstanding but puts an emphasis on evaluating U.S. receivables over 90 days and foreign receivables over 120 days.

The Company’s payment terms differ depending on the location and the overall credit worthiness of the customer, including the Company’s history with the customer.  For customers in Asia (other than Japan), the payment terms range from requiring advance payment before shipment to allowing net 90 days for the Company’s most credit-worthy customers that have a strong credit history with the Company.  For customers in Japan, the payment terms are net 30, net 90 and net 120 days.  For customers in the United States, Europe and Canada, the payment terms range from requiring advance payment before shipment to net 60 days for the Company’s most credit-worthy customers that have a strong credit history with the Company.

For 2011 and 2012, the Company did not identify any accounts receivables collectability issues with its customers taking into account the Company’s review of the accounts receivable aging, a limited customer base, the financial condition of the Company’s customers, prior history with customers and collections received subsequent to year end.  As a result, no allowance for doubtful accounts was established.  It should be noted that during fiscal 2012 only $24,000 of accounts receivables related to balance outstanding at December 31, 2011 were written off.  Through September 30, 2013, $129,000 of accounts receivables from December 31, 2012 had been written off and these balances related to one European customer.

AXT - Response to SEC Comment Letter

Securities and Exchange Commission
November 14, 2013

Liquidity and Capital Resources, page 37

2.	We see from pages 72 and 70 that 82% of your revenue is generated from customers located outside of the United States and that deferred tax liabilities have not been recognized for $43.5 million of undistributed earnings of foreign subsidiaries due to your intention to permanently reinvest such earnings. Please revise future filings to disclose the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at year end and quantify any amounts that would not be available for use in the U.S. without incurring U.S. taxes.

The Company acknowledges the Staff’s comment and will revise future filings to disclose the amount of cash and cash equivalents as well as liquid investments held by foreign subsidiaries at year-end and quantify any amounts that would not be available for use in the U.S. without incurring U.S. taxes.

Item 8.  Financial Statements

Note 13.  Income Taxes, page 69

3.	Please tell us the significant components of the (72.5)% adjustment to the statutory federal income tax rate due to “foreign rate differences.” We see that the differential significantly increased from prior periods.

The Company supplementally advises the Staff that the primary driver for the adjustment to the statutory federal income tax rate is the mix of income from customers in the United States and in China and the lower tax rate of 15% in the local jurisdictions of China in which the Company’s subsidiaries do business, compared to the U.S. federal income tax rate of 35%.   The Company had consolidated pre-tax income in 2012 of approximately $7.03 million which consisted of approximately $17.2 million of China-based income and a loss in the United States of approximately $10.2 million.  For 2011, the Company’s pre-tax income of $28.6 million consisted of $21.4 million of China-based income and $7.2 million of U.S.-based income.  The foreign tax rate difference of 72.5% in 2012 is higher than the 17.1% in 2011 because of the lower pre-tax income in 2012 compared to 2011. The foreign rate differential remained unchanged in both 2012 and 2011 at approximately 20%.  Additionally, included in the 2012 foreign rate difference is approximately 5.5% related to the over accrual of foreign taxes in the prior year.

* * * * *

AXT - Response to SEC Comment Letter

Securities and Exchange Commission
November 14, 2013

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (510) 683-5900.

Sincerely,

/s/ Morris S. Young

Morris S. Young
Chief Executive Officer and Interim Chief Financial Officer

AXT - Response to SEC Comment Letter